CONSULTING GROUP CAPITAL MARKETS FUNDS

September 15, 2015

Kwame Anochie, Executive VP, Account Manager

Pacific Investment Management Company LLC

650 Newport Center Drive

Newport Beach, CA 92660

Subject:	Consulting Group Capital Markets Funds International Fixed Income Investments

Side Letter to Investment Advisory Agreement (Adviser Account #1385)

Investment Guidelines

Dear Kwame:

In connection with the Investment Advisory Agreement (the “Agreement”) dated October 28, 2009, and as amended from time to time, between Consulting Group Advisory Services LLC (the “Manager”) and Pacific Investment Management Company LLC (the “Adviser”) (collectively, the “Parties”) on behalf of the Consulting Group Capital Markets Funds (the “Trust”), and in addition to those terms and conditions stated therein, the Manager and Adviser agree to the following:

This Side Letter deletes and replaces in its entirety the Side Letter dated April 12, 2012 between the Parties. This Side Letter documents the Parties’ understanding that the Trust’s Prospectus will be revised to include further clarification of the investment guidelines (the “Investment Guidelines”) for the Allocated Assets, as detailed in Attachment A, which is incorporated fully herein. In the event of an inconsistency between the terms of the guidelines set forth in Attachment A, the Prospectus, and the SAI, the terms set forth in the Prospectus and SAI shall govern. Commencing as of the Effective Date, all references to the term “Agreement” shall mean the Agreement, as amended hereby.

If the terms and conditions described above are in accordance with your understanding, kindly indicate your acceptance of this Side Letter by signing and returning to us the enclosed copy of this Side Letter.

THE MANAGER		THE ADVISER
CONSULTING GROUP ADVISORY SERVICES LLC		PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Robert Garcia	By:	/s/ Brent L. Holden
Name:	Robert Garcia	Name:	Brent L. Holden
Title:	Co-Chief Operating Officer	Title:	Managing Director

ATTACHMENT A

CONSULTING GROUP CAPITAL MARKETS FUNDS

– INTERNATIONAL FIXED INCOME INVESTMENTS –

DEVELOPED MARKET SUB-ACCOUNT INVESTMENT GUIDELINES

(Adviser Account #1385)

Effective: September 15, 2015

Investment objective of the Fund

Maximize current income, consistent with the protection of principal.

Principal investment strategies of the Fund

•	The Fund will invest, under normal market conditions, at least 80% of its net assets in non-U.S. dollar-denominated fixed income instruments.

•	The Fund will invest primarily in fixed income instruments of issuers located in at least three countries, including the U.S.

•	The Fund is non-diversified, which means that it may invest its assets in a smaller number of issuers than a diversified fund.

•	Up to 15% of the Fund’s total assets may be invested in issuers located in emerging markets countries.

Principal investment strategies of Adviser Account #1385

•	The fixed income instruments in which Adviser Account #1385 may invest include:

•	securities issued or guaranteed by the U.S. Government, its agencies or government-sponsored enterprises (Note that securities issued by U.S. Government agencies or government-sponsored enterprises may not be guaranteed by the U.S. Treasury);

•	corporate debt securities of U.S. and non-U.S. issuers, including convertible securities and corporate commercial paper;

•	mortgage-backed and other asset-backed securities; inflation-indexed bonds issued both by governments and corporations;

•	preferred stock (subject to the limits set forth below)

•	structured notes, including hybrid or “indexed” securities and event-linked bonds;

•	loan participations and assignments; delayed funding loans and revolving credit facilities; bank certificates of deposit, fixed time deposits and bankers’ acceptances;

•	repurchase agreements on fixed income instruments and reverse repurchase agreements on fixed income instruments;

•	debt securities issued by states or local governments and their agencies, authorities and other government-sponsored enterprises;

•	obligations of non-U.S. governments or their subdivisions, agencies and government-sponsored enterprises; and

•	obligations of international agencies or supranational entities.

•	Adviser Account #1385 may invest in derivatives based on fixed income instruments including futures, options, swaps, and swaptions and may use other investment techniques such as mortgage dollar rolls, buy-backs and securities lending to earn additional income.

•	Adviser Account #1385 also may engage in short sales. Investments may be structured to provide all types of interest rate payments, including fixed, variable, floating, inverse, zero or interest only rates of interest. Adviser Account #1385 may invest in currency spot and forward transactions for the purpose of active currency exposure.

Concentration Limits

•	Foreign currency exposure (either from unhedged non-U.S.dollar-denominated securities or excess currencies) normally will be limited to 30% of the total assets of the Fund.

•	Credit Quality - The Fund may invest up to 15% of its total assets in high yield securities (“junk bonds”) rated CCC- or higher by Standard & Poor’s or equivalently by Moody’s or Fitch, or, if unrated, determined by the Sub-Adviser to be of comparable quality. If a security has different ratings from Standard & Poor’s, Moody’s or Fitch, the lower rating shall apply.

•	The Fund may also invest up to 10% of its total assets in preferred stocks, convertible securities and other equity related securities.

•	The Fund may also invest up to 15% of its total assets in emerging market securities (manager uses World Bank definition for emerging markets which is based on GNP per capita calculation).

Duration

The average portfolio duration of Adviser Account #1385 normally ranges within two years (plus or minus) of the duration of the Citigroup Non-U.S. Dollar World Government Bond Index.

Duration is an approximate measure of the sensitivity of the market value of the Fund’s holdings to changes in interest rates. Maturity means the date on which the principal amount of a debt security is due and payable. The Fund may invest in individual securities of any maturity.

Benchmarks

The Fund’s benchmark is the Citigroup Non-U.S. Dollar World Government Bond Index—Hedged. The index is a market capitalization weighted index consisting of government bond markets in multiple developed countries, excluding the U.S. Unlike the Fund, the benchmark is unmanaged and does not include any fees or expenses. An investor cannot invest directly in an index.

Additionally, the Fund compares its performance with the Lipper International Income Funds Average. As defined by Lipper, the Lipper International Income Funds Average is an average of the reinvested performance of funds that invest primarily in U.S. dollar and non-U.S. dollar debt securities located in at least three countries, excluding the United States, except in periods of market weakness. Unlike the benchmarks, the Fund may invest in U.S. securities.

The Adviser will seek approval from the Manager of any strategy Investment Management changes.